

September 20, 2013

Via E-mail
Andrew P. Swiger
Senior Vice President and Treasurer
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

> **Re:** **Exxon Mobil Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 27, 2013**
> **Response letter dated June 19, 2013**
> **File No. 1-2256**

Dear Mr. Swiger:

We have reviewed your filings and response and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Properties

Oil and Gas Production, Production Prices and Production Costs, page 8

1.   Your response to comment four from our letter dated May 8, 2013 explains that additional detailed disclosure of your natural gas liquids production quantities and average sales price is not required because they "do not meet the significance criteria of the S-K regulations". As the disclosure requirements of Item 1204 of Regulation S-K are not conditioned upon a significance criteria or threshold, we are not in a position to agree with your assessment. Please revise your tabular presentations of productions volumes

and average sales price received to provide separate disclosure of amounts attributable to both oil and natural gas liquids.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Review of 2012 and 2011 Results

Upstream, page 44

2.   We note your response to prior comment seven and that entitlement volume impacts as a result of changing process are difficult to predict. However, the impact to production volumes as a result of a PSC contract area becoming cost current would appear to represent the type of trend that should be known and discussed if significant. Please tell us how you have considered discussing the impact of such changes on future production volumes.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1 Summary of Accounting Policies

Property, Plant and Equipment, page 67

3.   We note from your response to prior comment eight that you did not perform an impairment review of your North American upstream assets during 2012 as you do not believe a triggering event requiring an impairment review occurred. We note statements made by your senior management during 2012 which indicate that you were making "no money" on U.S. natural gas due to low prices that had fallen below the cost of production. Please explain to us why you do not believe this situation is a triggering event that is consistent with examples a, b or c from FASB ASC paragraph 360-10-35-21. Within your response, please separately address each example, and address how the supply and demand factors specific to the North American markets factored into your determination that no impairment review was necessary.

4.   Further, as it relates to your impairment accounting policy disclosed on page 56, please clarify for us your intended meaning of use of the term "temporary" when referring to changes in prices or margins, and tell us how the low pricing and margin environment experienced in North American in 2012 impacts the price assumptions developed in your annual planning and budgeting process for the crude oil and natural gas markets.

Closing Comments

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934, and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or in his absence, Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3745 with any other questions.

                      Sincerely,

                      /s/H. Roger Schwall

                      H. Roger Schwall
                      Assistant Director